EXHIBIT 99.1

Brookfield Announces Record Inflows of $56 billion Since Last Quarter and Strong Second Quarter Results

Investable Cash and Capital Increases to over $110 billion

$21 billion of Assets Sold Since Last Quarter, Realizing $5 billion of Gains

BROOKFIELD, NEWS, Aug. 11, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended June 30, 2022.

Nick Goodman, Chief Financial Officer of Brookfield, stated “We delivered strong results in the second quarter, supported by our resilient global portfolio of inflation protected real assets and record levels of fundraising. We have a record of $111 billion of cash and capital available for investment after generating $1.5 billion of net income and $1.2 billion of cash flow. We had asset sales of $21 billion and deployed $20 billion into new investments. The scale, stability and diversity of our business continues to differentiate our franchise with our investors and clients.”

He continued, “We remain on track to complete the distribution to shareholders and listing of a 25% interest in our asset management business by year end.”

Operating Results

Excluding the impact of realizations and disposition gains recorded in the prior year, distributable earnings and net income were up approximately 25% versus the prior year quarter.

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income[1]	$1,475	$2,429	$10,618	$8,562
Net income attributable to common shareholders[2]	$590	$816	$3,864	$2,866
Per Brookfield share[2]	0.34	0.49	2.30	1.76
Funds from operations[2,3]	$1,399	$1,600	$6,133	$7,556
Per Brookfield share[2,3]	0.84	1.01	3.69	4.80
Distributable earnings before realizations[2,3]	$1,009	$802	$3,881	$3,100
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Non-IFRS and Performance Measures section on page 8 and Reconciliation of Net Income to FFO and Distributable Earnings on page 5.

Funds from operations (“FFO”) and net income totaled $1.4 billion and $1.5 billion for the second quarter, respectively. Our business continues to perform extremely well on all fronts. Our record inflows and capital deployment efforts drove an increase in fee-related earnings, before performance fees, of 30% compared to the prior year quarter. In addition, the essential and resilient nature of our underlying businesses resulted in FFO from our invested capital nearly doubling during the quarter. This performance supported a 29% increase in cash distributions received from our principal investments.

The continued strength of our asset management franchise and strong performance of our underlying operations resulted in Distributable earnings (“DE”) before realizations reaching $1.0 billion for the quarter, representing an increase of 26% compared to the prior year period. In addition, DE before realizations further benefited from one month’s contribution of earnings from the acquisition of American National. Total DE for the quarter and last twelve months totaled $1.2 billion and $4.9 billion, respectively.

Regular Dividend Declaration
The Board declared a quarterly dividend of US$0.14 per share, payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We have had record inflows of $56 billion since the end of the last quarter, of which $41 billion was raised during the quarter, and our fundraising outlook remains strong. Fee-bearing capital was $392 billion as at the end of the quarter, an increase of approximately $13 billion during the quarter and $67 billion over the past year.

We held a final close for our transition fund of $15 billion during the quarter and we are finalizing first closes for our sixth private equity flagship fund at $8 billion and our fifth infrastructure flagship fund for $20 billion, with each well positioned to grow significantly in the coming months. We have now raised approximately $14.5 billion for our flagship real estate fund and expect to have the final close in the third quarter. The current credit environment is leading to a number of attractive investment opportunities within our $16 billion opportunistic credit fund. The fund is currently 80% invested and/or committed and we expect to start fundraising for the next vintage in the coming months.

In addition, we continue to raise capital across our other complementary strategies. Following the acquisition of American National and other initiatives at Brookfield Reinsurance, we now have $23 billion of fee-bearing insurance capital and raised a further approximately $3 billion across our perpetual infrastructure and real estate funds, and co-investment capital. Our non-traded REIT is now on ten platforms and we are continuing to create new, innovative products for the private wealth channel.

The above increases in fee-bearing capital contributed to a 21% increase in fee-related earnings over the last twelve months.

Fee-related earnings were $525 million in the quarter, and $2.0 billion for the last twelve months, representing a 21% increase over the last twelve months. This does not include fees earned on capital raised after the quarter. We have approximately $36 billion of additional committed but un-invested capital across our strategies that will earn approximately $360 million of fees annually once deployed.

We invested and/or committed $36 billion of capital to new investments during the quarter.

We committed $16 billion and invested $20 billion of capital to acquire new high-quality businesses and assets as we continue to see a number of very attractive investment opportunities. This included $8.5 billion to acquire a software business that is embedded in the car dealership business in the U.S., $3 billion of real estate at a significant discount to intrinsic value, a subscription-based residential maintenance business in the U.K. and subsequent to quarter end, our infrastructure business announced a partnership to buy a majority interest in Deutsche Telekom’s tower business in Germany for €17.5 billion.

During the quarter, Brookfield Reinsurance also closed the acquisition of American National for $5.1 billion.

We advanced or completed $21 billion of monetizations, with a robust pipeline ahead and generated $553 million of carried interest during the quarter, increasing accumulated unrealized carried interest by 7%.

Our global portfolio of essential service businesses and assets generate largely contracted or regulated, inflation-linked revenues, are highly cash generative and therefore continue to be very attractive to buyers in the current economic environment. In that regard, since the end of last quarter, we have been able to monetize $21 billion of assets at premium valuations, including $10 billion of asset sales within our real estate business. Notable sales across the business include our U.K. student housing business for $4.3 billion and our port business in Los Angeles for $1 billion. As we look forward, we have a number of other sales processes under way and our monetization pipeline remains strong.

We generated $553 million of carried interest during the quarter and $3.8 billion over the past twelve months, driven by the appreciation of our investments. Total accumulated unrealized carried interest now stands at $8.6 billion, representing a 7% increase during the quarter.

Annualized fee revenues and target carried interest now stand at a run-rate of $8.3 billion annually.

Annualized fee revenues are now $4.0 billion, an increase of 18% over the last twelve months, driven by the significant growth in our asset manager. Gross target carried interest is $4.3 billion annually.

As at June 30, 2022, we had a record level of $111 billion of capital available to deploy into new investments.

Total investable capital includes approximately $37 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates, as well as $74 billion of uncalled fund commitments. Liquidity will be used to support growth and, at the Corporation, will also be used towards share buybacks, which were almost $500 million since the start of the year. Combined with distributions, we have returned approximately $1.3 billion to shareholders over the last twelve months.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		June 30		December 31
		2022		2021
Assets
Cash and cash equivalents		$12,205		$12,694
Other financial assets		23,102		16,546
Accounts receivable and other		36,752		33,718
Inventory		12,870		11,415
Equity accounted investments		45,248		46,100
Investment properties		106,952		100,865
Property, plant and equipment		114,219		115,489
Intangible assets		34,750		30,609
Goodwill		22,104		20,227
Deferred income tax assets		3,664		3,340
Total Assets		$411,866		$391,003

Liabilities and Equity
Corporate borrowings		$12,054		$10,875

Accounts payable and other		52,690		55,694
Non-recourse borrowings in entities that we manage		187,585		165,057
Subsidiary equity obligations		4,788		4,308
Deferred income tax liabilities		20,737		20,328

Equity
Non-controlling interests in net assets	$88,215		$88,386
Preferred equity	4,145		4,145
Common equity	41,652	134,012	42,210	134,741
Total Liabilities and Equity		$411,866		$391,003

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Revenues	$23,256	$18,286	$45,138	$34,696
Direct costs[1]	(17,955)	(13,994)	(34,839)	(26,181)
Other income and gains	465	1,251	494	1,955
Equity accounted income	564	488	1,407	1,156
Expenses
Interest	(2,405)	(1,831)	(4,543)	(3,661)
Corporate costs	(26)	(30)	(59)	(59)
Fair value changes	(397)	377	1,383	2,471
Depreciation and amortization	(1,886)	(1,571)	(3,697)	(3,081)
Income tax	(141)	(547)	(849)	(1,091)
Net income	$1,475	$2,429	$4,435	$6,205

Net income attributable to:
Brookfield shareholders	$590	$816	$1,949	$2,051
Non-controlling interests	885	1,613	2,486	4,154
	$1,475	$2,429	$4,435	$6,205

Net income per share
Diluted	$0.34	$0.49	$1.16	$1.26
Basic	0.35	0.51	1.20	1.29
  Direct costs exclude depreciation and amortization expenses disclosed above.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FFO AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$1,475	$2,429	$10,618	$8,562
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	535	328	1,500	1,595
Fair value changes	397	(377)	(4,063)	(2,615)
Depreciation and amortization	1,886	1,571	7,053	6,087
Deferred income taxes	(189)	301	956	499
Realized disposition gains in fair value changes or prior periods	152	488	1,169	3,204
Non-controlling interests[2]	(2,857)	(3,140)	(11,100)	(9,776)
Funds from operations[3,4]	1,399	1,600	6,133	7,556

Less: total disposition gains	(197)	(582)	(1,232)	(3,375)
Less: net invested capital FFO	(629)	(330)	(2,409)	(1,816)
Less: realized carried interest, net	(48)	(205)	(463)	(686)
Corporate activities	(174)	(144)	(643)	(575)
Insurance solutions operating earnings	46	3	85	7
Distributions from investments	612	474	2,427	2,036
Equity-based compensation	39	27	139	104
Preferred share dividends	(39)	(41)	(156)	(151)
Distributable earnings before realizations[3]	1,009	802	3,881	3,100
Realized carried interest, net[5]	48	205	463	679
Disposition gains from principal investments	129	225	567	2,475
Distributable earnings[3]	$1,186	$1,232	$4,911	$6,254
  Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Excludes amounts attributable to non-controlling interests.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Asset management	$573	$688	$2,492	$2,365
Renewable power and transition	122	88	325	1,323
Infrastructure	245	317	710	795
Private equity	264	337	1,184	1,962
Real estate	223	189	1,567	1,007
Residential	100	42	365	151
Corporate	(128)	(61)	(510)	(47)
Funds from operations[1,2,3]	$1,399	$1,600	$6,133	$7,556
Per share[4]	$0.84	$1.01	$3.69	$4.80
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Excludes amounts attributable to non-controlling interests.
  Includes disposition gains.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$1,475	$2,429	$10,618	$8,562
Non-controlling interests	(885)	(1,613)	(6,754)	(5,696)
Net income attributable to shareholders	590	816	3,864	2,866
Preferred share dividends[1]	(37)	(38)	(147)	(145)
Dilutive effect of conversion of subsidiary preferred shares	—	(14)	(1)	—
Net income available to common shareholders	553	764	3,716	2,721
Dilutive impact of exchangeable shares of affiliate	1	—	5	—
Net income available to common shareholders including dilutive impact of exchangeable shares	$554	$764	$3,721	$2,721

Weighted average shares	1,564.4	1,508.2	1,562.3	1,510.2
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2]and exchangeable shares of affiliate	52.7	41.8	58.6	32.9
Shares and share equivalents	1,617.1	1,550.0	1,620.9	1,543.1
Diluted earnings per share[3]	$0.34	$0.49	$2.30	$1.76
  Excludes dividends paid on perpetual subordinated notes of $2 million (2021 – $3 million) and $9 million (2021 – $6 million) for the three months and the last twelve months ended June 30, 2022, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Fee-related earnings	$525	$483	$2,029	$1,679

Perpetual affiliates	548	421	2,141	1,529
Corporate cash and financial assets	(31)	20	(57)	336
Other principal investments	95	33	343	171
Distributions from investments	612	474	2,427	2,036

Insurance solutions operating earnings	46	3	85	7

Corporate activities	(174)	(144)	(643)	(575)
Preferred share dividends	(39)	(41)	(156)	(151)
Add back: equity-based compensation	39	27	139	104
Distributable earnings before realizations	1,009	802	3,881	3,100
Realized carried interest, net	48	205	463	679
Disposition gains from principal investments	129	225	567	2,475
Distributable earnings[1]	$1,186	$1,232	$4,911	$6,254
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2022, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2022, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2022 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at
https://register.vevent.com/register/BIb6d220370b5d4c299c0130699418ced8. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/p7bq4pub. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 26, 2022. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/p7bq4pub.

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, operating earnings from our insurance solutions business and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FFO and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include FFO and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings. In addition, forward-looking statements contained in this news release include statements regarding the listing and distribution of an interest in our asset management business, including the anticipated timing of such transaction and the impact that such transaction may have on Brookfield and its shareholders. The board of directors of Brookfield has approved, in principle, Brookfield pursuing the transaction. The transaction will be subject to the satisfaction of a number of conditions, including shareholder approval, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and the Manager to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.